Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges
(In thousands except ratio of earnings to fixed charges)

	Year Ended
	December 31, 2012	December 30, 2011	December 31, 2010	December 25, 2009	December 26, 2008
Earnings:
Loss from continuing operations before income taxes	$(38,491)	$(59,402)	$(52,849)	$(85,595)	$(539,272)
Fixed charges	56,721	57,586	70,492	86,697	112,987
Total earnings	$18,230	$(1,816)	$17,643	$1,102	$(426,285)

Fixed charges:
Interest expense	$54,858	$55,579	$68,333	$84,204	$109,527
Implicit interest in rent expense	1,863	2,007	2,159	2,493	3,460
Total fixed charges	$56,721	$57,586	$70,492	$86,697	$112,987

Ratio of earnings to fixed charges	0.32x	—	0.25x	0.01x	—

*
Earnings were insufficient to cover fixed charges by $38.5 million, $59.4 million, $52.8 million, $85.6 million, and $539.3 million for the years ended December 31, 2012, December 30, 2011, December 31, 2010, December 25, 2009 and December 26, 2008, respectively.